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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 25, 2002

ALLIED DOMECQ PLC

(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC

(Translation of Registrant's name into English)

The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR
England
(Address of Registrant's principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        .)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 25 2002

ALLIED DOMECQ PLC
By:	/s/ Charles Brown
	Name:	Charles Brown
	Title:	Director of Secretariat & Deputy Company Secretary

Exhibit Index

Exhibit No.	Description
99.1	Report & Accounts 2002
99.2	Summary Financial Statement 2002
99.3	Chairman's Letter (incorporating Notice of Annual General Meeting)
99.4	Request card sent to shareholders

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SIGNATURE
Exhibit Index